April 27, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11865)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Ark7 Properties Plus LLC (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11865), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2022. The Offering Statement relates to the public offering of various classes of the Company’s series interests (the “Series Interests”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it was filed under the CIK of an incorrect entity. As of the date of this request, the Company has not sold any Series Interests pursuant to the Offering Statement, and no funds for any Series Interests have been received into escrow.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Yizhen Zhao
Yizhen Zhao
President, Ark7 Inc., its Managing Member